CWS MARKETING & FINANCE GROUP, INC.
3525 DEL MAR HEIGHTS ROAD, #316
SAN DIEGO, CA 92310

August 30, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Tom Kluck

Re:	CWS Marketing & Finance Group, Inc.
Registration Statement on Form S-1
File No. 333-170828

Dear Mr. Kluck:

CWS Marketing & Finance Group, Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Thursday, September 1, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CWS Marketing & Finance Group, Inc.
a Delaware corporation

By:	/s/ Craig Samuels
Craig Samuels, President